

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2021

Adrian McKenzie
Chief Executive Officer
DNA Brands, Inc.
275 E Commercial Blvd #208
Lauderdale by the Sea, FL 33308

> **Re: DNA Brands, Inc.**
> **Amended Offering Statement on Form 1-A**
> **Filed March 30, 2021**
> **File No. 024-11471**

Dear Mr. McKenzie:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 30, 2021 letter.

Amended Offering Statement on Form 1-A filed March 30, 2021

Exhibit 12.1

1.    The assumptions in sections (a) and (b) of the third paragraph are overly broad and assume material facts underlying the opinion. Please delete accordingly. Refer to Staff Legal Bulletin No. 19 Section II.B.3.a.

Please contact Nicholas Lamparski at (202) 551-4695 or Lilyanna Peyser at (202) 551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:     Milan Saha